SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549
                        SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934
                      (Amendment No. 7)*


                     J.C. NICHOLS COMPANY
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                       (Name of Issuer)


            Common Stock, par value $.01 per share
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                (Title of Class of Securities)


                          653777102
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                        (CUSIP Number


                                     with a copy to:

   Stephen Feinberg                  Patrick J. Foye, Esq.
   450 Park Avenue                   Skadden, Arps, Slate, Meagher
   28th Floor                           & Flom LLP
   New York, New York  10022         919 Third Avenue
   (212)421-2600                     New York, New York  10022
                                     (212) 735-3000
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        (Name, Address and Telephone Number of Persons
      Authorized to Receive Notices and Communications)


                       January 9, 1998
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   (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),
 check the following box. [   ]

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 Item 4.  Purpose of Transaction.

      Item 4 is hereby amended to include the following:

      On January 9, 1998, Cerberus sent the Company a letter in which Cerberus reiterated its opposition to the proposed Highwoods Transaction and, in light of a recent announcement by the Company that it had received an "unsolicited expression of interest" from Duke Realty Investments and Simon DeBartolo Group to acquire the Company at an indicated value of at least $75 per share (the "Duke Proposal"), demanded that the Company "begin negotiations on the Duke Proposal and with all other interested bidders." Cerberus stated that it believes that the Highwoods Transaction is inadequate from a financial point of view and does not reflect the values inherent in the Company's asset base.

      In addition, on January 13, 1998, in accordance with Missouri law, Cerberus demanded the right to inspect certain records and documents of the Company, including a list of the Company's shareholders, to enable Cerberus to communicate with the Company's shareholders with respect to matters relating to their mutual interests, including communicating with such shareholders with respect to the Highwoods Transaction.

 Item 7.  Material to be Filed as Exhibits.

      1. Letter, dated January 9, 1998, of Cerberus Partners, L.P. to J.C. Nichols Company.


                          Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                             January 13, 1998


                             /s/ Stephen Feinberg


                             Stephen Feinberg, in his capacity as the general partner of Cerberus Associates, LLC, the general partner of Cerberus Partners, L.P., and as the investment manager for each of Cerberus International, Ltd., Ultra Cerberus Fund, Ltd. and the Funds


 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).